                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                               -------------------

                                  SCHEDULE 13D
                                 AMENDMENT NO. 1
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13D-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13D-2(a)

                            Diametrics Medical, Inc.
----------------------------------------------------------------------------
                                (Name of Issuer)

                          COMMON STOCK, par value $0.01
----------------------------------------------------------------------------
                         (Title of Class of Securities)

                                  [252532 10 6]
----------------------------------------------------------------------------
                                  CUSIP Number

                             BCC Acquisition II LLC
                            c/o Bay City Capital LLC
                               750 Battery Street
                                    Suite 600
                         San Francisco, California 94111
                                 (415) 676-3830

                                 with a copy to:

                             Timothy G. Hoxie, Esq.
                         Heller Ehrman White & McAuliffe
                                 333 Bush Street
                         San Francisco, California 94104
                                 (415) 772-6052
----------------------------------------------------------------------------
                       (Name, address and telephone number
           of person authorized to receive notices and communications)

                                  August 4,1998
                              --------------------
                          (Date of Event which requires
                            filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: / /

                         (Continued on following pages)

                              (Page 1 of 15 Pages)

CUSIP NO. 252532 10 6                 13D                   Page 2 of 15 pages
                                 AMENDMENT NO. 1
------------------------------------------------------------------------------

------------------------------------------------------------------------------
1)  NAMES OF REPORTING PERSONS                         BCC Acquisition II LLC

------------------------------------------------------------------------------
2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) / /
                                                                 (b) /X/
------------------------------------------------------------------------------
3)  SEC USE ONLY

------------------------------------------------------------------------------
4)  SOURCE OF FUNDS                                               WC, AF

------------------------------------------------------------------------------
5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEM 2(d) or 2(e)
                                                                    / /
------------------------------------------------------------------------------
6)  CITIZENSHIP OR PLACE OF ORGANIZATION                         Delaware

------------------------------------------------------------------------------
NUMBER OF SHARES              (7) SOLE VOTING
 BENEFICIALLY OWNED                 POWER                          -0-
 BY EACH REPORTING           -------------------------------------------------
 PERSON WITH                  (8) SHARED VOTING
                                    POWER                 3,400,541 shares
                             -------------------------------------------------
                              (9) SOLE DISPOSITIVE
                                    POWER                          -0-
                             -------------------------------------------------
                             (10) SHARED DISPOSITIVE
                                    POWER                  3,400,541 shares
------------------------------------------------------------------------------
11)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                           3,400,541 shares
------------------------------------------------------------------------------
12)        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES
                                                                    / /
------------------------------------------------------------------------------
13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)            13.8%

------------------------------------------------------------------------------
14)  TYPE OF REPORTING PERSON                                       OO
------------------------------------------------------------------------------

CUSIP NO. 252532 10 6                 13D                   Page 3 of 15 pages
                                 AMENDMENT NO. 1
------------------------------------------------------------------------------
1)  NAMES OF REPORTING PERSONS               The Bay City Capital Fund I, L.P.

------------------------------------------------------------------------------
2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) / /
                                                                 (b) /X/
------------------------------------------------------------------------------
3)  SEC USE ONLY

------------------------------------------------------------------------------
4)  SOURCE OF FUNDS                                                WC, AF

------------------------------------------------------------------------------
5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEM 2(d) or 2(e)
                                                                    / /
------------------------------------------------------------------------------
6)  CITIZENSHIP OR PLACE OF ORGANIZATION                           Delaware
------------------------------------------------------------------------------
NUMBER OF SHARES              (7) SOLE VOTING
 BENEFICIALLY OWNED                 POWER                             -0-
 BY EACH REPORTING           -------------------------------------------------
 PERSON WITH                  (8) SHARED VOTING
                                    POWER                     3,400,541 shares
                             -------------------------------------------------
                              (9) SOLE DISPOSITIVE
                                    POWER                             -0-
                             -------------------------------------------------
                             (10) SHARED DISPOSITIVE
                                    POWER                     3,400,541 shares
------------------------------------------------------------------------------
11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                              3,400,541 shares
------------------------------------------------------------------------------
12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES
                                                                    / /
------------------------------------------------------------------------------
13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)       13.8%

------------------------------------------------------------------------------
14)  TYPE OF REPORTING PERSON                                   PN

------------------------------------------------------------------------------

CUSIP NO. 252532 10 6                 13D                   Page 4 of 15 pages
                                 AMENDMENT NO. 1
------------------------------------------------------------------------------
1)  NAMES OF REPORTING PERSONS               Bay City Capital Management LLC

------------------------------------------------------------------------------
2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) / /
                                                                 (b) /X/
------------------------------------------------------------------------------
3)  SEC USE ONLY

------------------------------------------------------------------------------
4)  SOURCE OF FUNDS                                                 AF

------------------------------------------------------------------------------
5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEM 2(d) or 2(e)
                                                                    / /
------------------------------------------------------------------------------
6)  CITIZENSHIP OR PLACE OF ORGANIZATION                           Delaware

------------------------------------------------------------------------------
NUMBER OF SHARES              (7) SOLE VOTING
 BENEFICIALLY OWNED                 POWER                            -0-
 BY EACH REPORTING           -------------------------------------------------
 PERSON WITH                  (8) SHARED VOTING
                                    POWER                    3,400,541 shares
                             -------------------------------------------------
                              (9) SOLE DISPOSITIVE
                                    POWER                            -0-
                             -------------------------------------------------
                             (10) SHARED DISPOSITIVE
                                    POWER                    3,400,541 shares
------------------------------------------------------------------------------
11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                             3,400,541 shares
------------------------------------------------------------------------------
12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES
                                                                    / /
------------------------------------------------------------------------------
13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)       13.8%

------------------------------------------------------------------------------
14)  TYPE OF REPORTING PERSON                                    OO
------------------------------------------------------------------------------

CUSIP NO. 252532 10 6                 13D                   Page 5 of 15 pages
                                 AMENDMENT NO. 1
------------------------------------------------------------------------------
1)  NAMES OF REPORTING PERSONS               Bay City Capital LLC

------------------------------------------------------------------------------
2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) / /
                                                                 (b) /X/
------------------------------------------------------------------------------
3)  SEC USE ONLY

------------------------------------------------------------------------------
4)  SOURCE OF FUNDS                                                AF

------------------------------------------------------------------------------
5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEM 2(d) or 2(e)
                                                                    / /
------------------------------------------------------------------------------
6)  CITIZENSHIP OR PLACE OF ORGANIZATION                        Delaware

------------------------------------------------------------------------------
NUMBER OF SHARES              (7) SOLE VOTING
 BENEFICIALLY OWNED                 POWER                        -0-
 BY EACH REPORTING           -------------------------------------------------
 PERSON WITH                  (8) SHARED VOTING
                                    POWER                 3,400,541 shares
                             -------------------------------------------------
                              (9) SOLE DISPOSITIVE
                                    POWER                        -0-
                             -------------------------------------------------
                             (10) SHARED DISPOSITIVE
                                    POWER                  3,400,541 shares
------------------------------------------------------------------------------
11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                           3,400,541 shares
------------------------------------------------------------------------------
12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES
                                                                    / /
------------------------------------------------------------------------------
13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)       13.8%

------------------------------------------------------------------------------
14)  TYPE OF REPORTING PERSON                                    OO
------------------------------------------------------------------------------

CUSIP NO. 252532 10 6                 13D                   Page 6 of 15 pages
                                 AMENDMENT NO. 1

                                  INTRODUCTION

           BCC Acquisition II LLC, a Delaware limited liability company ("BCC Acquisition"), hereby files this Amendment No. 1 (the "Amendment") to the Statement on Schedule 13D (the "Statement") on behalf of the Reporting Persons (as defined under Item 2 of the Statement) identified in the Statement pursuant to the Agreement with respect to Schedule 13D attached to the Statement as Exhibit 7(1). Defined terms not otherwise defined herein have the meanings ascribed thereto in the Statement.

           Pursuant to a Common Stock Purchase Agreement (the "Common Stock Purchase Agreement"), dated June 30, 1998, among Diametrics Medical, Inc., a Minnesota corporation (the "Issuer"), BCC Acquisition and certain other purchasers (named in the Common Stock Purchase Agreement attached to the Statement as Exhibit 7(2)), the Issuer agreed to issue 1,952,191 shares ("Shares") of its common stock ("Common Stock") to BCC Acquisition and 190,667 shares of Common Stock to certain other purchasers.

           Pursuant to the Common Stock Purchase Agreement, the Issuer also agreed to issue to BCC Acquisition a warrant or warrants ("Warrant" or "Warrants") to acquire, at any time and from time to time, 650,731 additional shares of Common Stock, and to issue to certain other purchasers a Warrant or Warrants to acquire 63,555 additional shares of Common Stock. The Warrant or Warrants would be issued in the form attached to the Statement as Exhibit 7(3)).

           The purchase and sale transaction was conditioned upon BCC Acquisition arranging for a $7.3 million financing to enable the Issuer to repay an outstanding note to Howmedica, Inc. in the same principal amount. The terms of the financing are set forth in a note purchase agreement ("Note Purchase Agreement") that is an exhibit to the Common Stock Purchase Agreement and the notes to be issued pursuant thereto ("Notes"). A copy of the Note Purchase Agreement is attached to the Statement as Exhibit 7(4) and a copy of the form of Notes is attached to the

CUSIP NO. 252532 10 6                 13D                   Page 7 of 15 pages
                                 AMENDMENT NO. 1

Statement as Exhibit 7(5). The terms of the Note Purchase Agreement include the rights of holders of the Notes to convert all or a portion of the obligations evidenced thereby at any time into the Issuer's Common Stock at a conversion price of $8.40 per share.

           The Note Purchase Agreement contemplated that BCC Acquisition would acquire Notes for $6.7 million and certain other purchasers listed on the schedule attached to the Note Purchase Agreement would acquire Notes for $600,000. If converted, in accordance with the proposed Note Purchase Agreement, BCC Acquisition would acquire an additional 797,619 shares of Common Stock.

           On August 4, 1998, BCC Acquisition and the Issuer closed the transactions contemplated by the Common Stock Purchase Agreement, the Warrant Agreement and the Note Purchase Agreement. Pursuant to those agreements, all of the following occurred at the Closing: (1) BCC Acquisition paid the cash purchase price of $13,665,337 and received from the Issuer 1,952,191 Shares and a Warrant to purchase 650,731 additional shares of Common Stock; (2) BCC Acquisition paid $6.7 million to, and received from, the Issuer, Convertible Senior Secured Fixed Rate Notes evidencing obligations of $6.7 million of original principal amount; (3) the Issuer repaid the outstanding Howmedica, Inc. note with the proceeds of the sale of the Notes to BCC Acquisition and certain other purchasers; and (4) the Issuer's board of directors appointed BCC Acquisition's nominee, David V. Milligan, as a director of the Issuer.

           The number of shares of Common Stock issued by the Issuer to BCC Acquisition constitutes approximately 8.4% (or approximately 10.9% if BCC Acquisition were to exercise all of its Warrants to acquire an additional 650,731 shares of the Issuer's Common Stock) of the number of shares of the Issuer's Common Stock outstanding immediately after the Closing. If, immediately after the Closing, BCC Acquisition had converted all of the Note obligations into shares of the Issuer's Common Stock as provided in the Note Purchase Agreement, and had

CUSIP NO. 252532 10 6                 13D                   Page 8 of 15 pages
                                 AMENDMENT NO. 1

exercised all of its Warrants, then the number of shares of Common Stock that would have been issued by the Issuer to BCC Acquisition (3,400,541 shares) would have constituted approximately 13.8% of the number of shares of the Issuer's Common Stock outstanding immediately following the Closing.

           Section 10.1 of the Common Stock Purchase Agreement provides that the Issuer will file a registration statement covering the Shares issued or issuable under the Common Stock Purchase Agreement, the Warrant Agreement, and the Note Purchase Agreement within 45 days after the Closing.

           Only those Items amended are reported herein.

           Item 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

           Item 3 is amended in its entirety by the following paragraphs:

           On August 4, 1998, BCC Acquisition and the Issuer closed the transactions contemplated by the Common Stock Purchase Agreement, the Warrant Agreement and the Note Purchase Agreement. Pursuant to those agreements, all of the following occurred at the Closing: (1) BCC Acquisition paid the cash purchase price of $13,665,337 and received from the Issuer 1,952,191 Shares and a Warrant to purchase 650,731 additional shares of Common Stock; (2) BCC Acquisition paid $6.7 million to, and received from, the Issuer Convertible Senior Secured Fixed Rate Notes evidencing obligations of $6.7 million of original principal amount; (3) the Issuer repaid the outstanding Howmedica, Inc. note with the proceeds of the sale of the Notes to BCC Acquisition and certain other purchasers; and (4) the Issuer's board of directors appointed BCC Acquisition's nominee, David V. Milligan, as a director of the Issuer.

CUSIP NO. 252532 10 6                 13D                   Page 9 of 15 pages
                                 AMENDMENT NO. 1

           The number of shares of Common Stock issued by the Issuer to BCC Acquisition constitutes approximately 8.4% (or approximately 10.9% if BCC Acquisition were to exercise all of its Warrants to acquire an additional 650,731 shares of the Issuer's Common Stock) of the number of shares of the Issuer's Common Stock outstanding immediately after the Closing. If, immediately after the Closing, BCC Acquisition had converted all of the Note obligations into shares of the Issuer's Common Stock as provided in the Note Purchase Agreement, and had exercised all of its Warrants, then the number of shares of Common Stock that would have been issued by the Issuer to BCC Acquisition (3,400,541 shares) would have constituted approximately 13.8% of the number of shares of the Issuer's Common Stock outstanding immediately following the Closing.

           The total funds required by BCC Acquisition to purchase the Common Stock and the Warrants, pursuant to the Common Stock Purchase Agreement, was $13,665,337. An additional $6,700,000 was required for purchase of the Notes. Therefore, the total funds required of BCC Acquisition at Closing was $20,365,337.

           Pursuant to the LLC Agreement for BCC Acquisition II LLC, attached to the Statement as Exhibit 7(6) and the First Amendment to the LLC Operating Agreement for BCC Acquisition II LLC, attached hereto as Exhibit 7(7), BCC contributed $10,000,000 to BCC Acquisition and BIG contributed $10,047,004. Under participation agreements entered into by BCC Acquisition with each of two Swiss entities, Banca della Svizzera Italiana and Banca del Gottardo, (collectively, "the Swiss Investors"), attached hereto as Exhibits 7(8) and 7(9) respectively, the Swiss Investors provided $318,334.80 toward BCC Acquisition's purchase of the Notes.

CUSIP NO. 252532 10 6                 13D                  Page 10 of 15 pages
                                 AMENDMENT NO. 1

           Item 4.   PURPOSE OF TRANSACTION.

           Item 4 is amended by adding the following paragraph immediately prior to the next to last paragraph thereof:

           The Issuer's board of directors appointed BCC Acquisition's nominee, David V. Milligan, to serve as a member of the board commencing immediately after the Closing.

           Item 5. INTEREST IN SECURITIES OF THE ISSUER.

           Item 5, paragraphs (a) and (b), are amended and restated to read as follows:

           (a) and (b)

           The aggregate number of shares and percentage of Common Stock of the Issuer (based upon the representation of the Issuer in the Common Stock Purchase Agreement that it had 21,189,923 shares of Common Stock outstanding as of August 4, 1998 immediately prior to Closing) beneficially owned by each person named in Item 2 of the Statement, as well as the number of shares of Common Stock as to which such person is deemed to have sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or direct the disposition, is set forth in the following table.

CUSIP NO. 252532 10 6                 13D                  Page 11 of 15 pages
                                 AMENDMENT NO. 1

(This table shows the number of shares of Common Stock of the Issuer that were acquired upon purchase and payment pursuant to the Common Stock Purchase Agreement and Note Purchase Agreement, and includes the Warrant Shares that would be received upon complete exercise of any Warrant or Warrants and complete conversion of any Note or Notes.)


Reporting Person            No. of Shares        Percentage           Power to Vote        Power to Dispose
                             Beneficially          of Class        Shared       Sole     Shared         Sole
                               Owned(1)
----------------            -------------        ----------        ---------    ----     ---------      ----
BCC Acquisition              3,400,541             13.8%           3,400,541             3,400,541
BCC                          3,400,541             13.8%           3,400,541             3,400,541
BCC Management               3,400,541             13.8%           3,400,541             3,400,541
BCC LLC                      3,400,541             13.8%           3,400,541             3,400,541

           The information required by Item 5 with respect to persons with whom voting or dispositive power is shared is set forth in Item 2 of the Statement.

           The Reporting Persons have been advised that: (a) certain trusts primarily for the benefit of the lineal descendants of Nicholas J. Pritzker, deceased (the "RA Trusts") own indirect interests in each of BCC Acquisition, BCC, BCC Management and BCC LLC; (b) as of August 4, 1998, the RA Trusts owned indirectly 25,319 shares of common stock of the Issuer; (c) as of August 4, 1998, a limited liability company, the members of which are other trusts primarily for the benefit of the lineal descendants of Nicholas J. Pritzker, deceased ("Amarfour"), owned 1,789,100 shares of common stock of the Issuer; (d) as of August 4, 1998, other trusts primarily for the benefit of the lineal descendants Nicholas J. Pritzker, deceased (the "Hoinfad Trusts")

--------

     (1) This filing shall not be deemed an admission that the Reporting Persons presently are, for purposes of Section 13 of the Act, Beneficial Owners of any shares that the Swiss Investors would be entitled to upon conversion of the Notes. Upon their election to convert their Participation in the Notes, the Swiss Investors would receive an aggregate of 37,897 shares.

CUSIP NO. 252532 10 6                 13D                  Page 12 of 15 pages
                                 AMENDMENT NO. 1

owned less than a 10% interest in AEOW 96, LLC ("AEOW"), which is a party to the Common Stock Purchase Agreement, and which owned 60,089 shares of common stock of the Issuer; (e) different individuals serve as trustees of the RA Trusts and the member trusts of Amarfour on the one hand and the Hoinfad Trusts on the other hand, and there is no overlap in trusteeships between the Hoinfad Trusts and the RA Trusts, but there is overlap in trusteeships between the RA Trusts and the member trusts of Amarfour; (f) none of the RA Trusts, the Hoinfad Trusts, Amarfour, AEOW or the Reporting Persons have any express or implied agreement to act together for the purpose of acquiring, holding, voting or disposing of the common stock or any other securities of the Issuer; and (g) the RA Trusts expressly disclaim (i) the existence of any group with any or all of Amarfour, the Hoinfad Trusts, AEOW or the Reporting Persons, and (ii) beneficial ownership of the shares of common stock currently or hereafter owned by any or all of Amarfour, the Hoinfad Trusts, AEOW or the Reporting Persons.

           A response to Item 5(c) is added as follows:

           Other than the closing of the transactions contemplated by the Common Stock Purchase Agreement, the Warrant Agreement and the Note Purchase Agreement which are described in this Amendment, there have been no transactions by the Reporting Persons in the Issuer's Common Stock since the date of the filing of the Statement.

           Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

           Item 6 is amended by adding the following at the end thereof:

CUSIP NO. 252532 10 6                 13D                  Page 13 of 15 pages
                                 AMENDMENT NO. 1

           (d) FIRST AMENDMENT TO THE LLC OPERATING AGREEMENT.

           The First Amendment to the LLC Operating Agreement by and between BCC and BIG, provides that BCC's capital contribution and commitment will remain at $10,000,000 and that the aggregate capital contribution and commitment of BIG be increased from $9,047,004 to $10,047,004. The First Amendment to the LLC Operating Agreement is attached hereto as Exhibit 7(7).

           (e) SWISS PARTICIPATION AGREEMENTS.

           Pursuant to the two participation agreements, BCC Acquisition agreed to sell an undivided interest and participation in the Notes to the Swiss Investors on the terms and conditions set forth therein. The Participation Amount (as defined in the participation agreements attached hereto as Exhibits 7(8) and 7(9)) was equal to an aggregate purchase price of $318,334.80. At the Closing (as defined in Item 3 of this Amendment), the Swiss Investors, Banca della Svizzera Italiana and Banca del Gottardo, paid $159,171.60 and $159,163.20, respectively, to BCC Acquisition and received an undivided interest and participation in the Notes (as more fully described in Exhibits 7(8) and 7(9) attached hereto).

           Item 7. MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 7(7).   First Amendment to the LLC Operating Agreement

Exhibit 7(8). Participation Agreement by and between BCC Acquisition II and Banca della Svizzera Italiana

Exhibit 7(9). Participation Agreement by and between BCC Acquisition II and Banca del Gottardo

CUSIP NO. 252532 10 6                 13D                  Page 14 of 15 pages
                                 AMENDMENT NO. 1

                                LIST OF EXHIBITS

Exhibit No            Description                                             Page
----------            -----------                                             ----
7(7)         First Amendment to the Limited Liability Operating
             Agreement for BCC Acquisition II LLC

7(8)         Participation Agreement by and between BCC
             Acquisition II LLC and Banca della Svizzera
             Italiana.

7(9) Participation Agreement by and between BCC Acquisition II LLC and Banca del Gottardo.

CUSIP NO. 252532 10 6                 13D                  Page 15 of 15 pages
                                 AMENDMENT NO. 1

                                   SIGNATURE

           After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: August __, 1998
                        BCC Acquisition II LLC

                        By:       Its Manager
                                  The Bay City Capital Fund I, L.P.

                                  By:        Its General Partner
                                             Bay City Capital Management
                                             LLC

                        By:      /s/ Fred B. Craves
                            ---------------------------------------------
                        Its:      Manager